UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Top Ships, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

Y8897Y123

(CUSIP Number)

Fati Sadeghi-Nejad, Esq. General Counsel QVT Financial LP 1177 Avenue of the Americas, 9th Floor, New York, NY 10036 (212) 705-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8897Y123

1.	Names of Reporting Persons. QVT Financial LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 213,270 shares of common stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 213,270 shares of common stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,270 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.57%
14.	Type of Reporting Person (See Instructions) PN

Page 2 of 10 pages

CUSIP No. Y8897Y123

1.	Names of Reporting Persons. QVT Financial GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 213,270 shares of common stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 213,270 shares of common stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,270 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.57%
14.	Type of Reporting Person (See Instructions) OO

Page 3 of 10 pages

CUSIP No. Y8897Y123

1.	Names of Reporting Persons. QVT Fund LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 187,336 shares of common stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 187,336 shares of common stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 187,336 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.01%
14.	Type of Reporting Person (See Instructions) PN

Page 4 of 10 pages

CUSIP No. Y8897Y123

1.	Names of Reporting Persons. QVT Associates GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 213,270 shares of common stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 213,270 shares of common stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,270 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.57%
14.	Type of Reporting Person (See Instructions) OO

Page 5 of 10 pages

This Amendment No. 7 to Schedule 13D further amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons on May 12, 2008, as amended by Amendment No. 1 thereto filed with the Commission on May 23, 2008, Amendment No. 2 thereto filed with the Commission on December 8, 2008, Amendment No. 3 thereto filed with the Commission on January 16, 2009, Amendment No. 4 thereto filed with the Commission on June 30, 2009, Amendment No. 5 thereto filed with the Commission on July 9, 2009 and Amendment No. 6 thereto filed with the Commission on December 18, 2009 (as amended through Amendment No. 6, the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D. Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D. This Amendment No. 7 is being made as a result of an issuance of 1,251,240 (split adjusted) shares of Common Stock by the Issuer, as first publicly reported by the Issuer on June 24, 2011, when the Issuer also disclosed a 1-for-10 reverse split of the Common Stock.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended to read as follows:

(a) - (c), (f) This Schedule 13D is filed by QVT Financial LP, QVT Financial GP LLC, QVT Associates GP LLC and QVT Fund LP (collectively, the “Reporting Persons”). The principal executive offices of QVT Financial LP and QVT Financial GP LLC are located at 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. The principal business of QVT Financial GP LLC is to serve as the general partner of QVT Financial LP. QVT Financial LP’s principal business is investment management and it acts as the investment manager for a number of investment funds (collectively, the “Funds”) that directly own shares of Common Stock. QVT Financial LP has the power to direct the vote and disposition of the Common Stock held by each of the Funds.

QVT Associates GP LLC, a Delaware limited liability company, is the general partner of certain of the Funds, and its principal business is to serve as general partner of such Funds. The principal executive offices of QVT Associates GP LLC are located at 1177 Avenue of the Americas, 9th Floor, New York, New York 10036.

QVT Fund LP, a Cayman Islands limited partnership, is the only one of the Funds which beneficially owned more than 5% of the outstanding Common Stock prior to the date of the event which requires this Amendment No. 7. The principal executive offices of QVT Fund LP are located at Walkers, 87 Mary Street, Walker House, George Town, Grand Cayman KY1-9005, Cayman Islands. The principal business of QVT Fund LP is investments.

Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu are the managing members of QVT Associates GP LLC and QVT Financial GP LLC. Messrs. Gold, Brumm, Chu and Fu are referred to collectively herein as the “Covered Persons.” The principal business address, principal occupation and citizenship of each of the Covered Persons are set forth on Appendix A hereto.

(d) - (e) During the last five years, neither the Reporting Persons nor any of the Covered Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to read as follows:

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

By virtue of QVT Financial’s authority as investment manager to the Funds to direct the vote and disposition of the Common Stock held by them, QVT Financial may be deemed to be the beneficial owner of the 213,270 shares of Common Stock directly owned by the Funds, which represents approximately 4.57% of the Common Stock outstanding.

Page 6 of 10 pages

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the shares of Common Stock reported herein as beneficially owned by QVT Financial.

Each of Messrs. Gold, Brumm, Chu and Fu, each of whom is a managing member of QVT Financial GP LLC, expressly disclaims beneficial ownership of the Common Stock reported herein as beneficially owned by QVT Financial and QVT Financial GP LLC.

All calculations in this Schedule 13D of percentages of the Common Stock outstanding are based upon 4,671,257 shares of Common Stock outstanding, as reported in the Issuer’s Form 6-K filed on June 24, 2011.

(c) None of the reporting persons has effected any transactions relating to the Common Stock during the past 60 days.

(d) Not applicable.

(e) The Reporting Persons each ceased to be the beneficial owner of more than five percent of the Common Stock as of June 24, 2011.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding thereto the following information:

The Funds are parties to standardized, cash-settled swap agreements with various institutional counterparties for which the Common Stock is the reference security, with respect to an aggregate of 55,777 notional shares of Common Stock. As a result of the Issuer’s reverse stock split, the reference prices of the Funds’ previously-reported cash-settled swap agreements have been proportionately adjusted. The Funds have taken the “long” side of the swap agreements and therefore are entitled to the economic benefits, and are subject to the economic risks, of owning the Common Stock, but have no rights or powers with respect to any shares of Common Stock as a result of such swap agreements. The Funds are not beneficial owners of any shares of Common Stock as a result of the swap agreements, and, accordingly, the number of shares of Common Stock stated as beneficially owned by the Reporting Persons in this Amendment No. 7 does not include any ownership as a result of the swap agreements.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D

Page 7 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2011

QVT FINANCIAL LP		QVT ASSOCIATES GP LLC

By:	QVT Financial GP LLC, its General Partner

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
	Name: Tracy Fu		Name: Tracy Fu
	Title: Managing Member		Title: Managing Member

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
	Name: Oren Eisner		Name: Oren Eisner
	Title: Authorized Signatory		Title: Authorized Signatory

QVT FINANCIAL GP LLC		QVT FUND LP

		By:	QVT Associates GP LLC, its General Partner

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
	Name: Tracy Fu		Name: Tracy Fu
	Title: Managing Member		Title: Managing Member

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
	Name: Oren Eisner		Name: Oren Eisner
	Title: Authorized Signatory		Title: Authorized Signatory

Page 8 of 10 pages

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: July 11, 2011

QVT FINANCIAL LP		QVT ASSOCIATES GP LLC

By:	QVT Financial GP LLC, its General Partner

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
	Name: Tracy Fu		Name: Tracy Fu
	Title: Managing Member		Title: Managing Member

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
	Name: Oren Eisner		Name: Oren Eisner
	Title: Authorized Signatory		Title: Authorized Signatory

QVT FINANCIAL GP LLC		QVT FUND LP

		By:	QVT Associates GP LLC, its General Partner

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
	Name: Tracy Fu		Name: Tracy Fu
	Title: Managing Member		Title: Managing Member

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
	Name: Oren Eisner		Name: Oren Eisner
	Title: Authorized Signatory		Title: Authorized Signatory

Page 9 of 10 pages

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation

Daniel Gold	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Nicholas Brumm	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Arthur Chu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Tracy Fu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Each of the Covered Persons is a citizen of the United States.

Page 10 of 10 pages